Lehman Brothers Holdings Inc.
                           3 World Financial Center, 24th Floor
                                 New York, NY 10285


                                                OFFICE OF THE GENERAL COUNSEL


                                                        July 10, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

       Attn:  Document Control--EDGAR

       Re:  SCHEDULE 13G


Dear Commissioner:

         On behalf of Lehman  Brothers  Holdings  Inc.  (the  "Reporting
Person"), submitted in electronic form for filing, is a Schedule 13G relating to the Reporting Person's ownership of 6.875% Series Cumulative Preferred Stock of Montana Power Co.

         Lehman Brothers Holdings Inc. is wiring the $100.00 fee to the SEC's account at Mellon Bank for this filing today.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


                                                       Very truly yours,

                                                    /s/ Karen C. Manson
                                                      -----------------
                                                        Karen C. Manson
                                                        Vice President
                                                        Secretary
Enclosure

cc:   Montana Power Co.
      National Association of Securities Dealers, Inc.